For Immediate Release

BioLok International to be Acquired by HealthpointCapital

DEERFIELD BEACH, FL - September 8, 2006 - BioLok International Inc. (“BioLok”) (OTCBB: BLLI), the manufacturer and worldwide distributor of leading-edge dental implant technology, and HealthpointCapital Partners II, L.P. (“HealthpointCapital”), a private equity firm focused on the orthopedic and musculoskeletal industries, today announced that the boards of directors of both companies have unanimously approved a definitive agreement whereby HealthpointCapital will acquire BioLok for $2.15 per share in cash, for a total of approximately $35 million. The definitive agreement requires HealthpointCapital to commence a tender offer for all of Biolok's common shares within five business days, and upon successful completion of that tender offer to complete the acquisition through a merger between Biolok and a HealthpointCapital subsidiary. Holders of a majority of Biolok’s shares have already agreed to tender their shares. The acquisition is expected to be completed by November 2006 and is subject to customary closing conditions.

“We have been successfully building our presence in the dental market, which is one of the fastest growing sectors in the medical technology industry,” stated Mortimer Berkowitz III, President and Managing Director of HealthpointCapital. “The addition of BioLok represents a key point of our technology-driven strategy in the dental implant industry. As BioLok has been experiencing growth which is well in excess of the dental implant sector generally, we are very pleased to have the entire BioLok team remain with the company to continue executing on the growth strategy that has been impeccably implemented for the past several years toward becoming a recognized and respected global brand. Our mission is to continue unabated their passion for excellence in the development and commercialization of high quality dental products and servicing of dental practitioners.”

“We believe HealthpointCapital offers both an appealing exit strategy for our shareholders and a springboard to a more promising future for BioLok,” stated Bruce L. Hollander, BioLok’s Chairman, President and Chief Executive Officer. “On behalf of the Board, I would like to express our appreciation for the support of our fellow shareholders and the efforts of our employees that were necessary to position BioLok where it is today - as a coveted and major player in the dental implant market. We anticipate that BioLok's acquisition by HealthpointCapital will provide BioLok with substantial resources to compete more effectively on a global scale.”

Miami-based Capitalink, L.C. acted as financial advisor to BioLok.

About HealthpointCapital:

HealthpointCapital Partners II, L.P., is a values-driven, research-based private equity firm focused on the orthopedic and musculoskeletal industries. HealthpointCapital has $500 million of institutional capital under management.

About BioLok:

BioLok International Inc. (OTCBB: BLLI) is merging cell biology and technology to develop and market products for the dental implant and tissue regeneration markets. BioLok is the worldwide manufacturer and distributor of the BioLok Precision Dental Implant System. BioLok offers a superior line of dental implants that incorporate many patented features and are synonymous with quality, fit of components, leading edge technology and design, and ease of use. Additional information is available on BioLok’s website at http://www.biolok.com.

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With the exception of the historical information contained in the release, the matters described herein contain certain "forward-looking statements". The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of the customer base, and growth of the service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, BioLok’s dependence on third parties, market conditions for the sale of services, availability of capital, and other risks and uncertainties. More detailed information about these risk factors are set forth and may be updated from time to time in filings by BioLok International Inc. with the Securities and Exchange Commission, including BioLok’s most recent quarterly report on Form 10-QSB and other publicly-available information regarding BioLok.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell BioLok shares. At the time the expected tender offer is commenced, HealthpointCapital will file tender offer materials with the Securities and Exchange Commission and BioLok will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. Stockholders should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of BioLok free of charge. Investors and stockholders will also be able to obtain free copies of all of these materials and other documents filed by BioLok and HealthpointCapital with the SEC in connection with the merger at the SEC’s web site at www.sec.gov.

BioLok International Contact:	Investor Relations Contact:
Bruce L. Hollander	Jordan M. Darrow
President/CEO	Darrow Associates, Inc.
954-698-9998	631-367-1866
blh@biolok.com	jdarrow@optonline.net